August 26, 2005

Mail Stop 6010


Douglas M. Pihl
President and Chief Executive Officer
MathStar, Inc.
5900 Green Oak Drive
Minnetonka, Minnesota 55343

      Re:	MathStar, Inc.
      Registration Statement on Form S-1
      Filed August 3, 2005
		File No. 333-127164

Dear Mr. Pihl:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1
1. Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes the price range and related information based on a bona fide estimate of the public offering price within that range, and other information that was left blank throughout the document. Also, note that we may have additional comments after you file this information.

Summary
2. Please define technical terms that are used in the summary so that investors have a better understanding of your business.
Risk Factors, page 7

3. Please expand the first caption to state that your auditor has issued a going concern opinion.

Because our current and planned PFOA chips are highly complex..., page 12

4. Please illustrate this risk by describing the extent to which you have discovered defects, errors or failures in your FPOA chip, and describe any impact these have had on your business.

Risks Related to This Offering, page 19

An active trading market for our common stock may not develop, page
19

5. Please expand this risk factor to clarify the fact that the offering price bears no relationship to your assets, earnings, book value or other criteria of value.

6. We note the disclosure regarding Mr. Pihl`s spouse. Revise to clarify that Feltl and Company is the lead underwriter, if true, and consider whether a separate risk factor is warranted to discuss this relationship.

Use of Proceeds, page 22

7. If any of the proceeds will be used to pay affiliates, please expand to discuss.

8. Please expand on your plan to produce FPOA chips that will be ready for a broader market release in the fourth quarter of 2005.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 28

Results of Operations, page 31

9. Revise to address your goal for the next year regarding building your internal staff and when you anticipate you will be able to sustain an internal staff rather than rely on outside consultants. Explain the related effects this may have on your research and development expenses.

Liquidity and Capital Resources, page 33

10. Please revise to provide more details of your specific plan of operations, the expected timing to fully develop and commence commercial sales of your chips, and your expected funding needs and sources.  The discussion of the strategic relationships on pages
45
through 47 should also include more details of the plans and time frame to fully develop and market your products under these agreements. In addition, revise your discussion to address what will happen if you are unable to obtain the necessary additional funding.

Business, page 37

Overview, page 37
11. Revise your disclosure to expand on the differences between traditional FPGAs and your FPOA and explain why programming at the object level, as opposed to at the gate level like traditional FPGAs, is advantageous. Disclose areas where FPGAs are better than FPOAs.
For example, we note information on your website indicating that FPGAs are better than FPOAs in some areas in that (i) FPGAs are more flexible because they can be programmed at the gate level with arbitrary bit precision and functions, and (ii) FPGAs contain non-volatile memory and their programming is maintained until they are reprogrammed.
12. In the last paragraph under this caption, explain how the version you intend to begin selling in 2006 differs from that being sold now.

Our FPOA chip, page 40

13. We note your disclosure that you currently have a limited supply of your first FPOA chips available for sale. Please describe any plans to make available for sale a larger supply of your first FPOA chips.
14. Please revise to describe when you expect your library of application algorithms will be developed enough to be placed on your website.




Application Design Tools, page 42

15. Please revise to describe the material terms of your agreement with Summit Design, Inc.

Competitive Position, page 42
16. We note the information on the FAQ section of your website that there is no official benchmark established for measuring the performance difference between an FPGA and FPOA. Please revise your disclosure to clarify this.

Target End Markets and Applications, page 43
17. Please tell us whether the sources cited on page 44:
* make their reports publicly available,
* received compensation from you for preparation of the statistics,
* prepared the statistics for use in the registration statement, or
* have consented to your use of their statistics in your document.

Sales and Marketing, page 45

18. Briefly describe the services for which you pay Valley
Technologies a $13,000 monthly fee to perform.

Patents and Intellectual Property, page 48

19. Please revise to provide all the information required by Item
101(c)(iv) of Regulation S-K.

Registration Rights of Holders of 8% Convertible Promissory Notes and
Related Warrants, page 65

20. Please file the loan and subscription agreement between you and purchasers of your 8% convertible promissory notes and related warrants. Tell us whether you are subject to any potential penalties under the agreement and describe them.



Underwriting, page 67

21. Advise us regarding the number of registered public offerings that have taken place where Feltl and Company acted as lead underwriter.

Financial Statements, page F-1

22. Please update the financial statements, if necessary, as required by Rule 3-12 of Regulation S-X.

23. Please include an updated accountant`s consent with all amendments to the filing.


Note 1. Nature of the Business and Going Concern, page F-9


24. We note your discussion regarding the Company`s ability to continue as a going concern. Please revise to include a detailed discussion of your viable plan of operations, including plans to fully develop and market your products, anticipated costs, financing needs and sources of financing in accordance with FRC 607.02. The specific plans to address the threat of the going concern issues and the plans to resolve the doubts about the entities continued existence should also be discussed.

Note 2. Summary of Significant Accounting Policies, page F-9

Revenue Recognition, page F-11


25. We see on page 41 that your customer development kit includes an
FPOA chip, a prototype board and software design tools, and on page
45 that if customers request the support, your application engineers may also program the customers` applications to the FPOA chips. Please revise and tell us whether your revenue arrangements include multiple element arrangements and the impact of EITF 00-21.

Note 6. Convertible Notes, page F-20

26. Please revise to disclose details of the methodologies and assumptions used to value the beneficial conversion feature on the convertible notes.


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Lynn Dicker at (202) 551-3616 or Brian Cascio at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Eduardo Aleman at (202) 551-3646 or me at (202) 551-3800 with any other questions.

      					Sincerely,



      					Peggy Fisher
      Assistant Director


cc (via facsimile): Joy S. McGinnis, Esq.

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Douglas M. Pihl
MathStar, Inc.
August 26, 2005
Page 1